EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2012		2011		2010		2009		2008

Earnings
Net income	$5,783,998		$6,364,895		$5,651,817		$5,210,729		$6,829,868
Provisions for income
taxes (a)	3,258,144		3,759,607		3,192,285		3,008,396		4,146,900
Fixed charges	4,321,256		4,112,798		4,194,192		4,553,657		4,796,489

Total	$13,363,398		$14,237,300		$13,038,294		$12,772,782		$15,773,257

Fixed Charges
Interest on debt (a)	$3,969,025		$3,701,535		$3,781,929		$4,140,394		$4,383,223
Amortization of debt	329,231		387,263		387,263		387,263		387,266
One third of rental
expense	23,000		24,000		25,000		26,000		26,000

Total	$4,321,256		$4,112,798		$4,194,192		$4,553,657		$4,796,489

Ratio of earnings to
fixed charges	3.09	x	3.46	x	3.11	x	2.80	x	3.29	x

(a)	Interest accrued on uncertain tax positions, in accordance with Accounting Standards Codification Topic 740 – Income Taxes, is presented in income taxes on the 2012, 2011, 2010 and 2009 Consolidated Statements of Income. This interest has been excluded from the determination of fixed charges.